TRADEWEB MARKETS INC.

1177 Avenue of the Americas

New York, New York 10036

October 15, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pamela Long

Re:	Tradeweb Markets Inc.
Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tradeweb Markets Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that the Registration Statement may become effective at 4:30 p.m. Eastern Daylight Time, on October 17, 2019, or as soon thereafter as practicable.

If you have any questions regarding this request, please contact Andrew B. Barkan of Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to the Company, at (212) 859-8468.

Very truly yours,

TRADEWEB MARKETS INC.

By:	/s/ Douglas Friedman
	Name:	Douglas Friedman
	Title:	General Counsel